SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2007 JUN 11 A 8:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 June 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07024344

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 June 2007 as published in the South China Morning Post in Hong Kong on 7 June 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

dw 6/12

E:\ln\sa\Apptdir\MC\ltr.doc5

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Mr Michael Wing-Nin Chiu has been appointed as an Independent Non-Executive Director of the Company with effect from 6 June 2007.

Mr Chiu, aged 62, is currently the owner, president and chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly-owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California, Oregon and Texas. He has extensive experience in the hotel and the real estate industries. Prior to settling in the United States in 1975, Mr Chiu held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which were owned by members of the group of companies of which the Company forms part. He has amassed a prodigious record of service on university committees, councils and fund-raising campaigns. He is a trustee emeritus and presidential councillor of Cornell University, and has received several awards and honours in recognition of his contributions to the future of higher education and to the hospitality industry. Active in a number of organizations, he is a life-time trustee of the Cornell Hotel Society Foundation, Inc. and a member of the Dean's Advisory Board for the School of Hotel Administration of Cornell University. In addition, he also serves as the Vice Chairman of the Joint Advisory Board of Cornell Nanyang Institute of Hospitality Management, the Chairman of the Advisory Board of Banfi Vintners, Inc.. Previously, Mr Chiu was a member of the National Advisory Board of the Citizen's Scholarship Foundation of America, a Paul Harris Fellow of Rotary International, a member of the Corporation of the Culinary Institute of America, and is an active member of La Chaîne des Rôtisseurs, San Francisco Chapter. Mr Chiu has not held any directorship in listed public companies in the last three years.

Mr Chiu obtained his Bachelor of Science In Hotel Administration in 1966 from Cornell University in the United States and is a graduate of the Lausanne Hotel School, Switzerland.

In accordance with the Bye-Laws of the Company, Mr Chiu will retire at the next following general meeting of the Company and will be eligible for re-election at the meeting.

As at the date of this announcement, Mr Chiu does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor does he have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As an Independent Non-Executive Director of the Company, Mr Chiu will receive from the Company a Director's fee of HK$150,000 per annum, which was approved by the shareholders of the Company at the Annual General Meeting held on 23 May 2007. The payment of Directors' fee will be subject to such terms (including as to pro-rating for the year ended 31 December 2007) as the Board (or a duly authorised committee thereof) may in its absolute discretion see fit.

Save as disclosed above, there is no other information that needs to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr Chiu.

The Board would like to take this opportunity to welcome Mr Chiu to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 6 June 2007

As at the date of this announcement, the Board comprises Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing, Mr Giovanni Angelini and Mr Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr Ho Kian Guan, Mr Lee Yong Sun, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END